UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company on November 01, 2019, subject to the approval of the shareholders, have considered and approved the continuation of tenure of Mr. Krishnamurthi Venkataramanan (DIN: 00001647) as an Independent Director of the Company beyond 75 years in his current term and re-appointed him for a second and final term of 1 year effective from April 01, 2020 till March 31, 2021, notwithstanding that he has attained the age of 75 years.

The Board believes that the continued association of Mr. Venkataramanan would be of immense benefit to the Company considering his vast knowledge, business acumen, expertise and significant contributions made by him and the organic growth phase that the company has embarked upon.

Brief profile of Mr. Venkataramanan is provided below:

Mr. Venkataramanan has over four decades of experience and has served on the Board of leading corporates. Has also been CEO & Managing Director, Larsen & Toubro Limited (L&T) from April 2012. Further, he has also served on the L&T Board from May 1999 until his retirement in September 2015. He has spearheaded L&T in the world of E&C, strengthened every aspect of EPC value chain and transformed L&T to one of the respected names in the global EPC fraternity. He is also a distinguished alumini awardee from IIT Delhi.

Mr. Venkataramanan is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company and has not been debarred from holding office of director by virtue of any SEBI order or any other authority.

We request you to kindly take the above information on record

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title :	Company Secretary & Compliance Officer